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                             FORM 8-A

                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


       For Registration of Certain Classes of Securities
            Pursuant to Section 12(b) or (g) of the
                Securities Exchange Act of 1934


                    FRENCH FRAGRANCES, INC.
     (Exact name of registrant as specified in its charter)

         Florida                               59-0914138
 (State of incorporation                    (I.R.S. Employer
    or organization)                       Identification No.)

 14100 N.W. 60 Avenue
 Miami Lakes, Florida                            33014
(Address of principal
  executive offices)                           (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class         Name of each exchange on which
     to be so registered         each class is to be registered
     -------------------         ------------------------------
             None.                            None.

     If this form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c),
check the following box.   [  ]

     If this form relates to the registration of a class of
securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the
following box.   [ X ]

     Securities Act registration statement file number to which
this form relates:             (if applicable)
                   -----------

     Securities to be registered pursuant to Section 12(g) of the
Act:

                 Common Stock, $.01 par value
                      (Title of Class)
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NOTE:  THIS STATEMENT AMENDS AND RESTATES AN EARLIER REGISTRATION
FOR THE COMMON STOCK OF THE COMPANY WHICH WAS FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED, ON SEPTEMBER 4, 1997.

Item 1.   Description of Registrant's Securities to be Registered

COMMON STOCK

     The securities to be registered are the Common Stock, $.01 par value ("Common Stock") of French Fragrances, Inc. (the "Company"). Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company, in its discretion, from funds legally available therefor. The Company's bank credit facility prohibits the payment of cash dividends by the Company and the Trust Indenture relating to the Company's outstanding 10-3/8% Senior Notes due 2007 ("Senior Notes") makes the payment of cash dividends conditional to the satisfaction of certain financial and other covenants. Upon liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to share ratably in the assets of the Company, if any, legally available for distribution to shareholders, after the payment of the liquidation preferences of the Series B Convertible Preferred, the Series C Convertible Preferred and any outstanding Serial Preferred. The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding Common Stock voting for the election of directors will be able to elect all members of the Board of Directors. A majority vote will also be sufficient for other actions requiring a vote of the Common Stock. The Common Stock is currently listed for trading on the Nasdaq National Market under the symbol "FRAG".

OTHER SECURITIES AND MATTERS AFFECTING THE RIGHTS OF THE COMMON
STOCK

     At August 31, 1997, the authorized capital stock of the Company consisted of (i) 50,000,000 shares of Common Stock, $.01 par value ("Common Stock"), of which 13,453,115 shares are issued and outstanding, (ii) 350,000 shares of Series B Convertible Preferred, $.01 par value ("Series B Convertible Preferred"), 289,901 of which are issued and outstanding, (iv) 571,429 shares of Series C Convertible Preferred, $.01 par value, 553,320 of which are issued and outstanding ("Series C Convertible Preferred"), and (v) 4,428,571 shares of Serial Preferred, $.01 par value ("Serial Preferred"), none of which are issued and outstanding.
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Series B Convertible Preferred
------------------------------

     The Series B Convertible Preferred has no voting rights on matters submitted to a vote of the Company's shareholders, except as required by law. The holders of the Series B Convertible Preferred are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. At any time after the termination of a Shareholders Agreement between Bedford Capital Corporation ("Bedford"), Rafael Kravec and the Company (the "Shareholders Agreement"), the Company may, at its option, redeem all (but not part) of the outstanding Series B Convertible Preferred at a redemption price of $.01 per share, upon giving the holders thereof written notice of its intention to do so at least 60 days in advance of the date fixed for redemption. At any time prior to 5:00 p.m., Miami time, on January 31, 2005, each share of Series B Convertible Preferred is convertible, at the option of the Holder thereof or Bedford, on behalf of the holder, into 7.12 fully paid and nonassessable shares of Common Stock upon payment of $3.30 per share of Common Stock (the "Series B Conversion Price"). The Series B Conversion Price and the number of shares of Common Stock or other securities issuable upon conversion of the Series B Convertible Preferred are subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock without consideration or for consideration less than the Series B Conversion Price then in effect, stock dividends, stock splits, capital reorganizations or reclassifications, the consolidation or merger of the Company with another corporation or the sale of all or substantially all of the assets of the Company to another corporation. Upon liquidation or dissolution of the Company, the holders of the outstanding Series B Convertible Preferred will be entitled to receive out of the assets of the Company, if any, legally available for distribution to shareholders, $.01 per share of Series B Convertible Preferred, and no more, before payment or distribution of assets to the holders of the Common Stock or any other stock of the Company ranking as to distribution of assets on liquidation junior to the Series B Convertible Preferred and Series C Convertible Preferred. If the assets of the Company available for distribution to shareholders upon a liquidation are insufficient to pay in full the liquidation preference of the Series B Convertible Preferred and Series C Convertible Preferred, then such assets will be distributed ratably among the holders of the Series B Convertible Preferred and Series C Convertible Preferred in proportion to the amounts to which they are entitled. The shares of Series B Convertible Preferred are not subject to the operation of any purchase, retirement or sinking fund.

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Series C Convertible Preferred
------------------------------

     The Series C Convertible Preferred has no voting rights on matters submitted to a vote of the Company's shareholders, except as required by law. The holders of the Series C Convertible Preferred are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. At any time after the termination of the Shareholders Agreement, the Company may, at its option, redeem all (but not part) of the outstanding Series C Convertible Preferred at a redemption price of $.01 per share, upon giving the holders thereof written notice of its intention to do so at least 60 days in advance of the date fixed for redemption. At any time prior to 5:00 p.m., Miami time, on January 31, 2005, each share of Series C Convertible Preferred is convertible, at the option of the holder thereof or Bedford, on behalf of the holder, into one fully paid and nonassessable share of Common Stock upon payment of $5.25 per share of Common Stock (the "Series C Conversion Price"). The Series C Conversion Price and the number of shares of Common Stock or other securities issuable upon conversion of the Series C Convertible Preferred are subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock without consideration or for consideration less than the Series C Conversion Price then in effect, stock dividends, stock splits, capital reorganizations or reclassifications, the consolidation or merger of the Company with another corporation or the sale of all or substantially all of the assets of the Company to another corporation. Upon liquidation or dissolution of the Company, the holders of the outstanding Series C Convertible Preferred will be entitled to receive out of the assets of the Company, if any, legally available for distribution to shareholders, $.01 per share of Series C Convertible Preferred, and no more, before payment or distribution of assets to the holders of the Common Stock or any other stock of the Company ranking as to distribution of assets on liquidation junior to the Series B Convertible Preferred and the Series C Convertible Preferred. If the assets of the Company available for distribution to shareholders upon a liquidation are insufficient to pay in full the liquidation preference of the Series B Convertible Preferred and the Series C Convertible Preferred, then such assets will be distributed ratably among the holders of the Series B Convertible Preferred and the Series C Convertible Preferred in proportion to the amounts to which they are entitled. The shares of Series C Convertible Preferred are not subject to the operation of any purchase, retirement or sinking fund.

Serial Preferred
----------------

     No shares of Serial Preferred are currently issued or outstanding. The Board of Directors of the Company will have the

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authority, without the necessity of further action or
authorization by the shareholders, to cause the Company to issue Serial Preferred from time to time in one or more series, and to fix by resolution the relative rights and preferences of each series. The Board of Directors will be authorized to determine, among other things, with respect to each series of Serial Preferred which may be issued: (i) the distinctive designation of such series and the number of shares constituting such series, (ii) the rate and nature of dividends, (iii) whether the shares can be redeemed and, if so, the price at and the terms and conditions on which shares may be redeemed, (iv) the amount payable upon shares in the event of voluntary or involuntary liquidation, (v) purchase, retirement or sinking fund provisions, if any, for the redemption or purchase of shares, (vi) the terms and conditions, if any, on which shares may be converted and
(vii) whether or not shares have voting rights and the extent of such voting rights, if any. The ability of the Board to designate and issue Serial Preferred having preferential rights could impede or deter an unsolicited tender offer or takeover proposal regarding the Company, and the designation and issuance of additional Serial Preferred having preferential rights could adversely affect the voting power and the other rights of holders of the Common Stock. There are no agreements or understandings for issuance of Serial Preferred, and the Board has no present intention to issue Serial Preferred.

7.5% Convertible Debentures
---------------------------

     The Company has outstanding $5,460,000 aggregate principal amount of 7.5% Convertible Debentures due 2006 (the "7.5% Convertible Debentures"). The 7.5% Convertible Debentures are convertible, at the option of the holders, into Common Stock at $7.20 per share and are redeemable, at the option of the Company, at their principal amount commencing July 1999, but only in the event the Common Stock, at the time the redemption note is delivered by the Company, has been trading at no less than $14.40 for 20 consecutive trading days.

Warrants
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     The Company has outstanding warrants for 1,457,500 shares of
Common Stock, including warrants for 1,075,000 shares, exercisable at $7.50 per share for five years from July 1997, which were issued to Fragrance Marketing Group, Inc. ("FMG") in connection with the acquisition of their assets, warrants for 170,000 shares, exercisable at $7.50 per share for five years from July 1997, which were issued to certain key employees of FMG as an inducement to join the Company, warrants for 50,000 shares, exercisable at $5.50 per share until March 1998, which were issued to the Company's lenders in connection with its credit facility and warrants for 162,500 shares, exercisable at $7.20
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per share for two years from June 1997,  which were initially delivered to the representatives of the underwriters in connection with the Company's public offering of Common Stock in July 1996. The exercise price of the outstanding warrants is generally subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock or warrants, options or rights to subscribe for or purchase Common Stock for consideration less than the then current market price per share of the Common Stock, stock dividends, stock splits and stock reclassifications. In addition, upon the occurrence of certain events including a merger, consolidation, or the sale of substantially all of the assets of the Company will result in the holder of the Warrants receiving upon the exercise of the Warrants the kind of stock or other securities or other consideration receivable upon such transaction by a holder of Common Stock.

Stock Options
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     The Company currently has two stock option plans: The 1995
Stock Option Plan (the "1995 Plan") and the Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"). The Compensation Committee of the Company may grant stock options for up to 1,500,000 shares of Common Stock under the 1995 Plan to any person who performs services for the Company. There are currently stock options for 664,540 shares outstanding under the 1995 Plan. Under the Non-Employee Director Plan, non-employee directors of the Company are eligible to receive stock options for 7,000 shares of Common Stock upon their initial election to the Board of Directors and 7,500 shares of Common Stock upon their reelection to the Board of Directors each year. There are currently stock options for 74,500 shares outstanding under the Non-Employee Director Plan. The Company also has outstanding stock options for 65,000 shares under a stock option plan of the Company which has been terminated as to further grants.

Certain Florida Legislation
---------------------------

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. This Act could affect the voting rights afforded the Common Stock acquired in the future by any present or future holder of at least 20% of the outstanding Common Stock, so long as the Company does not opt out of the provisions of such Act. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders or a majority of "disinterested directors" (as defined in such Act) of certain specified
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transactions ("Affiliated Transactions") between a public
corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Affiliated Transactions between the Company and the holders of 10% or more of the outstanding shares of the Company (or their affiliates) may be approved by a majority vote of the current directors of the Board of Directors since such persons are deemed disinterested directors for purposes of the Florida Affiliated Transactions Act.

Registration Rights
-------------------

     The Company has granted registration rights to the holders of the Series B Preferred, the Series C Preferred, the 7.5% Convertible Debentures, as well as the holders of the warrants, with respect to the Common Stock to be issued upon the conversion or exercise of such securities. In addition, the Company has granted registration rights to certain affiliates who hold Common Stock.

Transfer Agent
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     The transfer agent for the Common Stock is Chase Mellon
Shareholder Services, Pittsburgh, Pennsylvania.


Item 2.   Exhibits

     Exhibit
     Number                     Description
     -------                    -----------

     2.1 Amended and Restated Articles of Incorporation of the Company dated March 6, 1996 (incorporated herein by reference to Exhibit 3.1 filed as a part of the Company's Form 10-K for the fiscal year ended
            January 31, 1996 (Commission File No. 1-6370)).

     2.2 Amendment dated September 19, 1996 to the Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.4 filed as part of the Company's Form 10-Q for the quarter ended October 31, 1996 (Commission File No. 1-6370)).

     2.3 By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 filed as a part of the Company's Form 10-K for the fiscal year ended
            January 31, 1996 (Commission File No. 1-6370)).

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Item 2.   Exhibits (Continued)

     Exhibit
     Number                     Description
     -------                    -----------

     2.4 Credit Agreement, dated as of May 13, 1997, between the Company and Fleet National Bank (incorporated herein by reference to Exhibit 4.3 filed as a part of the Company's Form 8-K dated May 13, 1997 (Commission File No. 1-6370)).

     2.5 Indenture, dated as of May 13, 1997, between the Company and Marine Midland Bank, as trustee (incorporated herein by reference to Exhibit 4.1 filed as a part of the Company's Form 8-K dated May 13, 1997 (Commission File No. 1-6370)).

     2.6    Registration Rights Agreement dated as of
            November 30, 1995, among the Company, Bedford Capital Corporation ("Bedford"), Fred Berens, Rafael Kravec and Eugene Ramos (incorporated herein by reference to Exhibit 10.1 filed as a part of the Company's Form 10-K for the fiscal year ended September 30, 1995 (Commission File No. 1-6370)).

     2.7 Amendment dated as of March 20, 1996 to Registration Rights Agreement dated as of November 30, 1995, among the Company, Bedford, Fred Berens, Rafael Kravec and Eugene Ramos (incorporated herein by reference to Exhibit 10.2 filed as a part of the Company's Form 10-K for the year ended January 31, 1996
            (Commission File No. 1-6370)).

     2.8 Second Amendment dated as of July 22, 1996 to Registration Rights Agreement dated as of November 30, 1995, among the Company, Bedford, Fred Berens, Rafael Kravec and the Estate of Eugene Ramos (incorporated by reference to Exhibit 10.3 filed as part of the Company's Form 10-Q for the quarter ended July 31, 1996 (Commission File No. 1-6370)).

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                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   FRENCH FRAGRANCES, INC.


Date:  September 29, 1997            By: /s/ E. Scott Beattie
       ------------------                --------------------
                                         E. Scott Beattie
                                         President and
                                         Chief Operating Officer